Relay Management L.L.C.

3651 Lindell Rd. Suite D

Las Vegas, NV 89103

December 5, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Trade & Services

100 F Street, N.E.

Washington, DC. 20549

Attn: Janice Adeloye, Cara Wirth

Re:	Relay Management L.L.C.
Offering Statement on Form 1-A
Post-qualification Amendment No. 3
Filed on November 18, 2022
File No. 024-11597

Dear Ms. Adeloye,

We understand that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) has advised that it does not intend to review the Post-qualification Amendment No. 3 to Offering Statement on Form 1-A (the “Offering Statement”) of Relay Management L.L.C. (the “Company”). We hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Friday, December 9, 2022.

We request that a member of the Staff notify us of such qualification by a telephone call to Ms. Lahdan S. Rahmati at (310) 948-9968. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Lahdan S. Rahmati via email at lrahmati@lucbro.com.

Sincerely,

Relay Management L.L.C.

By:	/s/ Stanley K. Chomer
Stanley K. Chomer
Chief Executive Officer

cc: Lahdan S. Rahmati, Esq.